Filed Pursuant to Rule 253(g)(2)

File No.: 024-11941

SUPPLEMENT NO. 3 DATED DECEMBER 22, 2022

TO THE OFFERING CIRCULAR DATED OCTOBER 24, 2022

Nightfood Holdings, Inc.

520 White Plains Road, Suite 500

Tarrytown, New York 10591

(888) 888-6444; https://ir.nightfood.com/

This document supplements, and should be read in conjunction with, the offering circular of Nightfood Holdings, Inc. (“we,” “our,” “us,” or the “Company”), dated October 24, 2022, as filed by us with the Securities and Exchange Commission on October 25, 2022 and as further supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide updated information regarding recent developments of the Company. This supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

As set forth in the Offering Circular, on December 10, 2021, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Puritan Partners LLC, a New York limited liability company (“Puritan Partners”), and Verition Multi-Strategy Master Fund Ltd. (“Verition,” and collectively with Puritan Partners, the “Purchasers”) for the purchase and sale of an aggregate of: (i) $1,086,956.52 in principal amount of Original Issue Discount Senior Secured Convertible Notes (the “Notes”) for $1,000,000 (representing a 8% original issue discount) (“Purchase Price”) and (ii) warrants to purchase up to 4,000,000 shares of the Company’s common stock (the “Warrants”) in a private placement (the “Offering”).

Pursuant to the applicable Note, among other things, the Company was required to pay to the Purchasers on December 10, 2022 (the “Maturity Date”) all remaining principal and accrued and unpaid interest on the Maturity Date (the “Owed Amount”) and the failure to so pay the Owed Amount on the Maturity Date is an event of default. The Owed Amount was not paid by the Company in accordance with the terms of the Notes.

The Company has received a term sheet for additional capital from another lender and is working with that lender and the Purchasers to fulfill payment obligations in conjunction with the Securities Purchase Agreement.

On December 15, 2022, the Purchasers agreed to a two week grace period, through December 29, 2022, to allow additional time for necessary modification and restructuring of the Notes and to allow the Company to make any required payments.